UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported) August 3, 2022

Galexxy Holdings, Inc.
(Exact name of registrant as specified in its charter)

Nevada	94-3362051
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4630 Campus Drive, Suite 104 Newport Beach, CA	92660
(Address of principal executive offices)	(Zip Code)

Registrant s telephone number, including area code: (949) 418-7450

Title of each class of securities issued pursuant to Regulation A: Common Stock

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 1. Fundamental Changes

Exclusive License Agreement

On July 18, 2022, Galexxy Holdings, Inc. a Nevada corporation (the “Company”) entered into an Exclusive License Agreement (the “Agreement”) with Galexxy Corporation, a Nevada corporation (the “Licensor”). As part of the Agreement the Company secured an exclusive license agreement, in perpetuity, from the Licensor to its GENUStm brand and its Virtual Retail Marketing Systemtm  (“Licensed Brands”) for the North American Geographic Region. This Agreement will allow the Company to continue to deploy, market and promote the Licensed Brands, systems and devices and at its discretion expand the development of such systems and products throughout the North American Region. In order to maintain the exclusive license agreement the Company must continue to market and promote the Licensed Brands in the geographic region as per the current 2022 levels as a minimum amount.

The Agreement contains customary representations and warranties, operating covenants and termination rights.

The foregoing provides only a brief description of the material terms of the Agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder, and such descriptions are qualified in their entirety by reference to the full text of the Agreement filed as an exhibit to this Current Report on Form 1-U, and is incorporated herein by reference.

Share Purchase Agreement

On July 18, 2022, the Company entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with RxMM Health Limited an Australian corporation (“Purchaser”). As per the Share Purchase Agreement, Purchaser acquired all 20,000,000 shares of the Company’s wholly-owned subsidiary Galexxy Corporation for the return of 50,000,000 shares of the Company that were held by Purchaser. As per the Share Purchase Agreement Galexxy Corporation will now be a wholly-owned subsidiary of the Purchaser. The Purchaser has also acknowledged that the Company will retain its exclusive license agreement for the North American Geographic region in perpetuity as per the aforementioned Agreement.

The foregoing provides only a brief description of the material terms of the Share Purchase Agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder, and such descriptions are qualified in their entirety by reference to the full text of the Share Purchase Agreement filed as an exhibit to this Current Report on Form 1-U, and is incorporated herein by reference.

Memorandum of Understanding

On July 26, 2022, the Company entered into a Memorandum of Understanding (“MOU”) with WellBeing Farms, LLC, a California limited liability company (“WellBeing”) in order to discuss and finalize the terms of an acquisition agreement. As per the MOU the Company plans to issue WellBeing 30,000,000 shares of its restricted common stock in exchange for 100% of the membership interests in WellBeing, in order to make WellBeing a wholly owned subsidiary of the Company. As part of the conditions of the MOU the Company and WellBeing agreed to use commercially reasonable efforts in the negotiation of a definitive agreement that would reflect the proposed terms and conditions set forth in the MOU. The Company and WellBeing plan on completing the definitive agreement on or before August 1, 2022, subject to the parties having obtained all necessary approvals.

The MOU contains customary representations and warranties, operating covenants and termination rights.

The foregoing provides only a brief description of the material terms of the MOU and does not purport to be a complete description of the rights and obligations of the parties thereunder, and such descriptions are qualified in their entirety by reference to the full text of the MOU filed as an exhibit to this Current Report on Form 1-U, and is incorporated herein by reference.

Exhibits: The following exhibits are filed with this report:

Exhibit No.	Description
6.1	Exclusive License Agreement by and between the Company and Galexxy Corporation, Dated July 18, 2022
6.2	Share Purchase Agreement by and between the Company and RxMM Health Limited, Dated July 18, 2022
6.3	Memorandum of Understanding by and between the Company and WellBeing Farms, LLC, Dated July 26, 2022

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SIGNATURES

Pursuant to the requirements Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Galexxy Holdings, Inc.

/s/ Ross Lyndon-James
Ross Lyndon-James
CEO

Date: August 3, 2022

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